UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

05329W102

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

May 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102
1.	Names of Reporting Persons Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,490,274 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 15,490,274 (1)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,490,274 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)         All shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)         Based on 80,479,801 shares of Common Stock outstanding as of April 20, 2021, as reported on the Issuer’s Form 10-Q filed on April 22, 2021.

CUSIP No. 05329W102
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,490,274 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 15,490,274 (1)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,490,274 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)         All shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)         Based on 80,479,801 shares of Common Stock outstanding as of April 20, 2021, as reported on the Issuer’s Form 10-Q filed on April 22, 2021.

EXPLANATORY STATEMENT

This Amendment No. 21 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C., William H. Gates III, Bill & Melinda Gates Foundation Trust, and Melinda French Gates with the Securities and Exchange Commission on February 5, 2009, as amended February 6, 2009; February 24, 2010; July 23, 2010; August 17, 2010; February 9, 2011; November 4, 2011; November 14, 2011; December 2, 2011; February 17, 2012; March 26, 2012; May 22, 2012; October 30, 2015; February 9, 2016; February 16, 2016; November 1, 2016; November 6, 2017; December 17, 2018; May 8, 2019; May 17, 2019; and February 18, 2021, relating to the common stock, par value $0.01 per share, of AutoNation, Inc. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of AutoNation Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 SW 1st Avenue, Fort Lauderdale, Florida 33301.

Item 2.	Identity and Background

(a)               This statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”).

(b)               The business addresses of the Reporting Persons are as follows:

•                  Cascade: 2365 Carillon Point, Kirkland, Washington 98033

•                  Mr. Gates: 500 Fifth Avenue North, Seattle, Washington 98109

(c)                Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. Mr. Gates controls Cascade as its sole member. The address of Cascade’s principal office is set forth in paragraph (b) of this item.

Mr. Gates, a natural person, is a Co-Trustee of the Bill & Melinda Gates Foundation (the “Foundation”). The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

(d)               None.

(e)                None.

(f)                   Mr. Gates is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer

(a)               See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)               See items 7 through 10 of the cover pages to this Amendment for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                Cascade transferred to Melinda French Gates 2,940,888 shares of Common Stock in a private transaction, for no consideration, on May 3, 2021.

(d)               None.

(e)                Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2021	CASCADE INVESTMENT, L.L.C.(1)

	By		*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III(1)

	By		*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)         This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 5, 2009, and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on February 5, 2009, SEC File No. 005-40342, and incorporated by reference herein.

(2)         Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)         Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.